FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

July 19, 2004

Hanson announces sale of operations in Thailand

Hanson PLC, the international heavy building materials company, today announced that it has signed an agreement with Boral Limited to sell Hanson's interest in its operations in Thailand for approximately US$45 million (GBP24m). The consideration is payable in cash and will be subject to completion adjustments. Completion is anticipated to occur at the end of July 2004.

In the 12 months to December 31, 2003, ready-mixed concrete shipments from these operations totalled 1.4 million cubic metres and aggregates production was 2.2 million tonnes.

The disposal is in line with Hanson's objective of focusing predominantly on aggregates whilst having ready-mixed concrete operations where there is strategic benefit as a fixed outlet for aggregates.

Commenting on the disposal, Alan Murray, Chief Executive of Hanson PLC, said: " Hanson's presence in Thailand consisted mainly of ready-mixed concrete operations. Our aim is to focus our management resources and future investment on aggregates and building products in our core markets."

Further information on Hanson can be found at www.hanson.biz

Inquiries:          Justin Read
                          Hanson PLC
                          Tel: +44 (0) 20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz)..
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 19, 2004